Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Complete Production Services, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-136350) on Form S-8 of Complete Production Services, Inc. of our report dated April 8, 2005 (except as to note 18, which is as of August 9, 2005), with respect to the consolidated balance sheet of Integrated Production Services, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for the year then ended, which report appears in the December 31, 2006 annual report on Form 10-K of Complete Production Services, Inc.
/s/ KPMG LLP
Calgary, Canada
March 9, 2007